Exhibit “A”

AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
INTERNATIONAL FIGHT LEAGUE, INC.

This Amendment to the Certificate of Incorporation of International Fight League, Inc. (the “Company”) was duly adopted in accordance with the provisions of Sections 242 of the General Corporation Law of Delaware (the “GCLD”) and by the written consent of the holder of more than a majority of the issued and outstanding shares entitled to vote thereon in accordance with Section 228 of the GCLD.

The following amendments and revisions shall revise, augment or replace the corresponding provisions of the Company’s Certificate of Incorporation as follows:

a)            Article FIRST is hereby amended in its entirety to read as follows:

“ The name of the corporation is IFLI Acquisition Corp.  (the “Corporation”).” ; and

b)            The first sentence of Article FOURTH is hereby deleted and replaced in its entirety with the following:

“The total number of shares of capital stock which the Company shall have authority to issue is:  Eighty Million (80,000,000) shares, Seventy-Five (75,000,000) Million shares of which would be further post-reverse split common stock, par value $.01 per share, and Five Million (5,000,000) shares of which would be preferred stock, par value $.01 per share. Each four hundred (400) shares of Common Stock outstanding at 4:00 P.M. EDT on June 30, 2010 shall be deemed to be one (1) share of Common Stock of the Company, par value $.01 per share.”

IN WITNESS WHEREOF, International Fight League, Inc. has caused this Amendment to the Certificate of Incorporation to be executed by its duly authorized officer on this 4th day of May, 2010. This Amendment to the Certificate of Incorporation shall become effective as of July ____, 2010.

By:	/s/ C. Leo Smith
C. Leo Smith,
Chairman of the Board,
Chief Executive Officer